Exhibit 99.3

March 27, 2013

The Board of Directors

UTStarcom Holdings Corp.

Room 303, Building H, Phoenix Place

No. A5 Shuguangxili

Chaoyang District, Beijing 100028

People’s Republic of China

Dear Members of the Board of Directors,

We, Shah Capital Opportunity Fund LP, Himanshu H. Shah (together, “Shah Capital”) and Hong Liang Lu and his affiliates (collectively, the “Consortium Members”), are pleased to submit this preliminary non-binding proposal (the “Proposal”) to acquire all of the outstanding ordinary shares (the “Shares”, and each individually, a “Share”) of UTStarcom Holdings Corp. (the “Company”) that are not already owned by the Consortium Members in a going private transaction (the “Acquisition”).

We believe that our proposal of US$3.20 in cash per Share provides a very attractive opportunity to the Company’s shareholders. Our Proposal represents a premium of 45% to the closing price of the Shares on March 25, 2013 and a premium of 17% to the volume-weighted average closing price of the Shares during the last 30 trading days.

Set forth below are the key terms of our Proposal. We are confident that the Acquisition can be closed on the basis outlined in this letter.

Consortium

The Consortium Members have entered into a consortium agreement pursuant to which we will form an acquisition vehicle for the purpose of implementing the Acquisition and have agreed to work with each other exclusively in pursuing the Acquisition. Please note that the Consortium Members are interested only in pursuing the Acquisition and are not interested in selling their Shares in any other transaction involving the Company.

Acquisition and Purchase Price

We propose to acquire all of the outstanding Shares not already owned by the Consortium Members at a purchase price equal to US$3.20 in cash per Share through a one-step merger of a newly formed acquisition vehicle with and into the Company.

Financing

We intend to finance the Acquisition with a combination of equity and debt capital. Equity financing will be provided by the Consortium Members in the form of equity in the Company. We have been in discussions with leading financial institutions and have received a highly confident letter dated March 25, 2013 indicating that they are highly confident of their ability to fully underwrite the debt financing for the Acquisition subject to the terms and conditions set forth therein.

Due Diligence

We and the parties providing debt financing will require a timely opportunity to conduct customary business, legal, financial and accounting due diligence on the Company. We believe that we and our financing sources will be in a position to complete due diligence in a timely manner and in parallel with discussions on the definitive agreements.

Definitive Documentation

The Proposal is subject to execution of definitive agreements, each containing terms and conditions appropriate for transactions of this type. We are prepared to provide draft agreements promptly.

Confidentiality

Shah Capital will, as required by law, promptly file an amendment to its Schedule 13D to disclose this letter and its agreement with the other Consortium Members. However, we are sure that you will agree that it is in all of our interests to ensure that we proceed in a confidential manner, unless otherwise required by law, until we have executed definitive agreements or terminated our discussions.

Advisors

The Consortium Members have retained Shearman & Sterling as international legal counsel and Jefferies Hong Kong Limited as financial advisor in connection with the Acquisition.

Process

We believe that the Acquisition will provide superior value to the Company’s shareholders. We recognize that the Company’s Board of Directors will need to evaluate the Acquisition independently before it can make its determination to endorse it.

No Binding Commitment

This Proposal is not a binding offer, agreement or agreement to make a binding offer or agreement at any point in the future. This letter is a preliminary indication of interest by the Consortium Members and does not contain all matters upon which agreement must be reached in order to consummate the Acquisition, nor does it create any binding commitment with respect to the Acquisition. Such a commitment will result only from the execution of definitive agreements, and then will be on the terms provided in such agreements.

In closing, we would like to express our commitment to working together to bring the Acquisition to a successful and timely conclusion. Should you have any questions regarding this Proposal, please do not hesitate to contact us. We look forward to hearing from you.

Sincerely,

Shah Capital Opportunity Fund LP
By: Shah Capital LLC, the General Partner

/s/ Himanshu H. Shah
Name: Himanshu H. Shah
Title: Managing Member

Himanshu H. Shah

/s/ Himanshu H. Shah

Hong Liang Lu

/s/ Hong Liang Lu

Lu Charitable Remainder Trust

/s/ Hong Liang Lu
Name: Hong Liang Lu
Title: Trustee

Lu Family Trust

/s/ Hong Liang Lu
Name: Hong Liang Lu
Title: Trustee

The Lu Family Limited Partnership
By: Hong Liang Lu, the General Partner

/s/ Hong Liang Lu
Name: Hong Liang Lu

Signature Page to Proposal Letter